SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2008

EKSPORTFINANS ASA

(Translation of registrant’s name into English)

Dronning Mauds gate 15
N-0250 Oslo, Norway
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑          Form 40 F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☑

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 18, 2008	EKSPORTFINANS ASA
	By:	/s/ GISELE MARCHAND
	Name:	Gisele Marchand
	Title:	President and Chief Executive Officer

EXHIBIT INDEX
The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit	Description	Sequential Page No.
1.	Stock Exchange Notification dated January 18, 2008.		4
This Form 6-K and the financial and other information contained herein is hereby incorporated by reference into our Registration Statement No. 333-124095, Registration Statement No. 333-137771, and Registration Statement No.333-140456.